UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

National Bank Holdings Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

633707104

(CUSIP Number)

January 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. 633707104	Page 2 of 18 Pages

1.	Names of Reporting Persons. Adam Y. Winter & Melissa Winter
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 71,182
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,169,182(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,169,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Adam Y. Winter and Melissa Winter may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which Adam Y. Winter & Melissa Winter and the other members of the group filing this Schedule 13G (the “Winter Group”) have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement and in certain other agreements and undertakings ancillary thereto.

(2) Based on 30,044,767 shares outstanding, as reported by the issuer as of January 1, 2018.

CUSIP No. 633707104	Page 3 of 18 Pages

1.	Names of Reporting Persons. Adam Y. Winter Trust Share of the Winter Trust of 12/3/1974
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 707,183
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,169,182(1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,169,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.5%(3)
12.	Type of Reporting Person (See Instructions) OO

(1) Adam Y. Winter Trust Share of the Winter Trust of 12/3/1974 (the “Adam Winter Trust”) may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which the Adam Winter Trust and the other members of the group filing this Schedule 13G (the “Winter Group”) have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement and in certain other agreements and undertakings ancillary thereto.

(2) The Adam Winter Trust may be deemed to share dispositive power of 707,183 Shares with Winton A. Winter, Jr., Adam Y. Winter, and Mary Winter-Stingley as Co-Trustees of the Adam Winter Trust.

(3) Based on 30,044,767 shares outstanding, as reported by the issuer as of January 1, 2018.

CUSIP No. 633707104	Page 4 of 18 Pages

1.	Names of Reporting Persons. Anne Cecelia Winter
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6,011
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,169,182(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,169,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Anne Cecelia Winter may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which Anne Cecelia Winter and the other members of the group filing this Schedule 13G (the “Winter Group”) have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement and in certain other agreements and undertakings ancillary thereto.

(2) Based on 30,044,767 shares outstanding, as reported by the issuer as of January 1, 2018.

CUSIP No. 633707104	Page 5 of 18 Pages

1.	Names of Reporting Persons. Anne Cecelia Winter Trust Share of the Winter Trust 12/3/1974
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 549,058
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,169,182(1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,169,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.5%(3)
12.	Type of Reporting Person (See Instructions) OO

(1) Anne Cecelia Winter Trust Share of the Winter Trust 12/3/1974 (the “Anne Cecelia Winter Trust”) may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which the Anne Cecelia Winter Trust and the other members of the group filing this Schedule 13G (the “Winter Group”) have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement and in certain other agreements and undertakings ancillary thereto.

(2) The Anne Cecelia Winter Trust may be deemed to share dispositive power of 549,058 Shares with Country Club Trust Company, N.A., as Co-Trustee of the Anne Cecelia Winter Trust, and not in its individual capacity.

(3) Based on 30,044,767 shares outstanding, as reported by the issuer as of January 1, 2018.

CUSIP No. 633707104	Page 6 of 18 Pages

1.	Names of Reporting Persons. Steven F. Stingley
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 110
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,169,182(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,169,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Steve F. Stingley may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which Steven F. Stingley and the other members of the group filing this Schedule 13G (the “Winter Group”) have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement and in certain other agreements and undertakings ancillary thereto.

(2) Based on 30,044,767 shares outstanding, as reported by the issuer as of January 1, 2018.

CUSIP No. 633707104	Page 7 of 18 Pages

1.	Names of Reporting Persons. Mary Winter-Stingley
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6,048
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,169,182(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,169,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Mary Winter-Stingley may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which Mary Winter-Stingley and the other members of the group filing this Schedule 13G (the “Winter Group”) have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement and in certain other agreements and undertakings ancillary thereto.

(2) Based on 30,044,767 shares outstanding, as reported by the issuer as of January 1, 2018.

CUSIP No. 633707104	Page 8 of 18 Pages

1.	Names of Reporting Persons. Mary Winter-Stingley Trust Share of the Winter Trust of 12/3/1974
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 489,688
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,169,182(1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,169,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.5%(3)
12.	Type of Reporting Person (See Instructions) OO

(1) Mary Winter-Stingley Trust Share of the Winter Trust of 12/3/1974 (the “Mary-Stingley-Winter Trust”)may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which the Mary Winter-Stingley Trust and the other members of the group filing this Schedule 13G (the “Winter Group”) have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement and in certain other agreements and undertakings ancillary thereto.

(2) The Mary-Stingley-Winter Trust may be deemed to share dispositive power of 489,688 Shares with Winton A. Winter, Jr., Adam Y. Winter and Mary Winter-Stingley, as Co-Trustees of the Mary Winter-Stingley Trust.

(3) Based on 30,044,767 shares outstanding, as reported by the issuer as of January 1, 2018.

CUSIP No. 633707104	Page 9 of 18 Pages

1.	Names of Reporting Persons. Wint Winter, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 115,663
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,169,182(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,169,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Wint Winter, Jr. may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which Wint Winter, Jr. and the other members of the group filing this Schedule 13G (the “Winter Group”) have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement and in certain other agreements and undertakings ancillary thereto.

(2) Based on 30,044,767 shares outstanding, as reported by the issuer as of January 1, 2018.

CUSIP No. 633707104	Page 10 of 18 Pages

1.	Names of Reporting Persons. Wint Winter, Jr. Trust Share of the Winter Trust f 12/3/1974
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 875,885
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,169,182(1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,169,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.5%(3)
12.	Type of Reporting Person (See Instructions) OO

(1) Wint Winter, Jr. Trust Share of the Winter Trust of 12/3/1974 (the “Wint Winter, Jr. Trust”) may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which the Wint Winter, Jr. Trust and the other members of the group filing this Schedule 13G (the “Winter Group”) have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement and in certain other agreements and undertakings ancillary thereto.

(2) The Adam Winter Trust may be deemed to share dispositive power of 875,885 Shares with Winton A. Winter, Jr., Adam Y. Winter, and Mary Winter-Stingley, as Co-Trustees of the Wint Winter, Jr. Trust.

(3) Based on 30,044,767 shares outstanding, as reported by the issuer as of January 1, 2018.

CUSIP No. 633707104	Page 11 of 18 Pages

1.	Names of Reporting Persons. Nancy M. Winter Trust U/T/A 8/8/1981
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 104,451
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,169,182(1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,169,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.5%(3)
12.	Type of Reporting Person (See Instructions) OO

(1) Nancy M. Winter Trust U/T/A 8/8/1981 (the “Nancy Winter Trust”) may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which Nancy M. Winter Trust U/T/A 8/8/1981 and the other members of the group filing this Schedule 13G (the “Winter Group”) have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement and in certain other agreements and undertakings ancillary thereto.

(2) The Nancy Winter Trust may be deemed to share dispositive power of 104,451 Shares with Robert W. Green, Joseph R. Sims, and Wayne R. Duderstadt, as Co-Trustees of the Nancy Winter Trust.

(3) Based on 30,044,767 shares outstanding, as reported by the issuer as of January 1, 2018.

CUSIP No. 633707104	Page 12 of 18 Pages

1.	Names of Reporting Persons. Wint Winter Trust U/T/A 8/8/1981
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 104,451
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,169,182(1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,169,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.5%(3)
12.	Type of Reporting Person (See Instructions) OO

(1) Wint Winter Trust U/T/A 8/8/1981(the “Wint Winter Trust”) may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which Wint. Winter Trust U/T/A 8/8/1981 and the other members of the group filing this Schedule 13G (the “Winter Group”) have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement and in certain other agreements and undertakings ancillary thereto.

(2) The Wint Winter Trust may be deemed to share dispositive power of 104,451 Shares with Robert W. Green, Joseph R. Sims, and Wayne R. Duderstadt, as Co-Trustees of the Wint Winter Trust.

(2) Based on 30,044,767 shares outstanding, as reported by the issuer as of January 1, 2018.

CUSIP No. 633707104	Page 13 of 18 Pages

Item 1(a). Name of Issuer:

The name of the issuer is National Bank Holdings Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the issuer’s principal executive offices is 7800 East Orchard Road, Suite 300, Greenwood Village, Colorado 80111.

Item 2(a). Name of Person Filing:

This Schedule 13G is filed by the persons set forth below (the “Winter Group”):

(a)	Adam Y. Winter & Melissa Winter;
(b)	Adam Y. Winter Trust Share of the Winter Trust of 12/3/1974 (The “Adam Winter Trust”);
(c)	Anne Cecelia Winter ;
(d)	Anne Cecelia Trust Share of the Winter Trust of 12/3/1974 (the “Anne Cecelia Winter Trust”);
(e)	Steven F. Stingley;
(f)	Mary Winter-Stingley;
(g)	Mary Winter-Stingley Trust Share of the Winter Trust of 12/3/1974 (the “Mary Winter-Stingley Trust”;
(h)	Wint Winter, Jr.;
(i)	Wint Winter, Jr. Trust Share of the Winter Trust of 12/3/1974 (the “Wint Winter, Jr. Trust”);
(j)	Nancy M. Winter Trust U/T/A 8/8/1981 (the “Nancy Winter Trust”); and
(k)	Wint Winter Trust U/T/A 8/8/1981 (the “Wint Winter Trust”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the principal business office for each reporting member of the Winter Group other than Anne Cecelia Winter and the Cecelia Trust is c/o Winton A. Winter, Jr., as Holders’ Representative, 4831 6th Street, Lawrence, Kansas 66049.

The address for Anne Cecelia Winter is 19200 Orchard Manor Lane, Leesburg, Virginia 20175.

The address for the Anne Cecelia Winter Trust is c/o Country Club Trust Company, N.A., One Ward Parkway, Kansas City, Missouri 64112.

Item 2(c). Citizenship:

Each reporting member of the Winter Group is a United States citizen.

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.01 per share.

Item 2(e). CUSIP Number:

633707104.

CUSIP No. 633707104	Page 14 of 18 Pages

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

As of January 31, 2018:

(a) Amount beneficially owned:

Each reporting member of the Winter Group beneficially owns the number of shares reported herein.

(b) Percent of class: 10.5% (all reporting persons)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Each reporting member of the Winter Group retains sole voting power over the number of shares reported herein.

(ii) Shared power to vote or to direct the vote:

No member of the Winter Group shares voting power with any other member of the Winter Group.

(iii) Sole power to dispose or to direct the disposition of:

See Item 4(c)(iv) below.

(iv) Shared power to dispose or to direct the disposition of:

Each reporting member of the Winter Group may be deemed to share dispositive power of 3,169,182 shares of Class A Common Stock of National Bank Holdings Corporation (the “Shares”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 23, 2017 (the “Merger Agreement”) by and among Peoples, Inc., National Bank Holdings Corporation, the Significant Stockholders signatory thereto, and Winton A. Winter, Jr., as Holders’ Representative, pursuant to which each reporting member of the Winter Group have agreed to limit the number of Shares that may be sold by the Winter Group collectively over the periods of time specified in the Merger Agreement.

Further, the Adam Winter Trust, Anne Cecelia Winter Trust, Mary Winter-Stingley Trust, Wint Winter, Jr. Trust, Nancy Winter Trust, and Wint Winter Trust may be deemed to share dispositive power with the co-trustees of each such trust as reported herein.

CUSIP No. 633707104	Page 15 of 18 Pages

Item 5.  Ownership of Five Percent of Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

Not applicable.

CUSIP No. 633707104	Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

/s/ Anne Cecelia Winter Anne Cecelia Winter, individually

Anne Cecelia Winter Trust Share of the Winter Trust of 12/3/1974

By: /s/ Anne Cecelia Winter

Anne C. Winter, Trustee

Country Club Trust Company, N.A., as Co-Trustee of the Anne Cecelia Winter Trust Share of the Winter Trust of 12/3/1974 and not in its individual capacity

By:  /s/ Dean A Lanier

Dean A. Lanier, Executive Vice President

Adam Y. Winter & Melissa Winter By: /s/Winton A. Winter Winton A. Winter, Jr., Attorney-in-Fact	Adam Y. Winter Trust Share of the Winter Trust of 12/3/1974 By: /s/Winton A. Winter Winton A. Winter, Jr., Attorney-in-Fact
Steven F. Stingley By: /s/Winton A. Winter Winton A. Winter, Jr., Attorney-in-Fact	Mary Winter-Stingley By: /s/Winton A. Winter Winton A. Winter, Jr., Attorney-in-Fact
Mary Winter-Stingley Trust Share of the Winter Trust of 12/3/1974 By: /s/Winton A. Winter Winton A. Winter, Jr., Attorney-in-Fact	Nancy M. Winter Trust U/T/A 8/8/1981 By: /s/Winton A. Winter Winton A. Winter, Jr., Attorney-in-Fact
Wint Winter, Jr. Trust U/T/A 8/8/1981 By: /s/Winton A. Winter Winton A. Winter, Jr., Attorney-in-Fact	/s/ Winton A. Winter Winton A Winter, individually
Wint Winter, Jr. Trust Share of the Winter Trust of 12/3/1974 By: /s/Winton A. Winter Winton A. Winter, Jr., Attorney-in-Fact

CUSIP No. 633707104	Page 17 of 18 Pages

Exhibit index

Exhibit A     Joint Filing Agreement

CUSIP No. 633707104	Page 18 of 18 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with regard to the common stock of National Bank Holdings Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 12, 2018.

/s/ Anne Cecelia Winter Anne Cecelia Winter, individually

Anne Cecelia Winter Trust Share of the Winter Trust of 12/3/1974

By:  /s/ Anne Cecelia Winter

Anne C. Winter, Trustee

Country Club Trust Company, N.A., as Co-Trustee of the Anne Cecelia Winter Trust Share of the Winter Trust of 12/3/1974 and not in its individual capacity

By:  /s/ Dean A Lanier

Dean A. Lanier, Executive Vice President

Adam Y. Winter & Melissa Winter By: /s/Winton A. Winter_______________________ Winton A. Winter, Jr., Attorney-in-Fact	Adam Y. Winter Trust Share of the Winter Trust of 12/3/1974 By: /s/Winton A. Winter Winton A. Winter, Jr., Attorney-in-Fact
Steven F. Stingley By: /s/Winton A. Winter_______________________ Winton A. Winter, Jr., Attorney-in-Fact	Mary Winter-Stingley By: /s/Winton A. Winter Winton A. Winter, Jr., Attorney-in-Fact
Mary Winter-Stingley Trust Share of Winter Trust of 12/3/1974 By: /s/Winton A. Winter_______________________ Winton A. Winter, Jr., Attorney-in-Fact	Nancy M. Winter Trust U/T/A 8/8/1981 By: /s/Winton A. Winter Winton A. Winter, Jr., Attorney-in-Fact
Wint Winter, Jr. Trust U/T/A 8/8/1981 By: /s/Winton A. Winter_______________________ Winton A. Winter, Jr., Attorney-in-Fact	/s/ Winton A. Winter Winton A Winter, individually
Wint Winter, Jr. Trust Share of the Winter Trust of 12/3/1974 By: /s/Winton A. Winter_______________________ Winton A. Winter, Jr., Attorney-in-Fact